Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by Energem Corp.,

a Cayman Islands exempted company

Subject Company: Graphjet Technology Sdn. Bhd.,

a Malaysian private limited company

Date: March 4, 2024

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Graphjet Technology Sdn. Bhd. (“Graphjet”).

Graphjet issued the press release on March 4, 2024.

Graphjet Technology Accelerates Production Timeline at State-of-the-Art Manufacturing Plant in Malaysia

Graphjet Technology expects to commission new facility by the end of Q2 2024, with revenues and production expected in 2024

Facility expected to transform 9,000 tonnes of agriculture waste annually to up to 3,000 tonnes of graphite per year

To meet growing demand for graphite following China’s decision to restrict graphite exports, Graphjet is poised to become a leading supplier of this strategic material

Kuala Lumpur, Malaysia – March 4, 2024 – Graphjet Technology (“Graphjet” or “the Company”), a leading developer of patented technologies to produce graphite and graphene directly from agricultural waste, today announced it has accelerated the timeline for its planned manufacturing plant in Malaysia.

Graphjet is advancing construction of its first manufacturing plant in the Kuantan district of Pahang State in Malaysia, which is expected to be commissioned by the second quarter of 2024. The completion of the facility will enable the Company to begin producing graphite to supply its customer Toyoda and generate revenues in 2024.

The facility is expected to recycle up to 9,000 tonnes of palm kernels, which is agricultural waste, to produce up to 3,000 tonnes of graphite per year. Over time, the Company expects to scale the facility to 13,000 tonnes of annual graphite production by second half of 2026. Graphjet’s green technology uses an environmentally friendly methods in a completely circular solution using waste and its processes eliminate emissions and pollutions.

“We are excited to accelerate our plans for our manufacturing capabilities and production at our plant in the Kuantan district of Pahang State to address the growing demand for graphite and graphene outside of China,” said Aiden Lee, Graphjet’s CEO. “There is incredible whitespace opportunity for the use of palm oil waste in Malaysia to be leveraged to produce graphite and graphene, which Graphjet is capitalizing on. This expedited construction and commissioning timeline for our facility will enable us to support our customer Toyoda and generate revenues in the near term. We look forward to establishing ourselves as a leading supplier of graphite as our current and prospective customers seek alternatives to navigate China’s restrictions.”

Graphjet’s facility is more than 91,000 square feet in size. The facility has created approximately 200 new jobs.

Graphjet Overview and Highlights:

●	Graphjet has no direct comparable and has an implied pro forma enterprise value at closing of approximately $1.49 billion through its previously announced transaction with Energem Corp (“Energem”) (Nasdaq: ENCP, ENCPW).

●	Graphjet plans to be the leading source of graphite and graphene for the U.S market, as currently there are no domestic producers and the country is seeking to reduce its dependency on China for these strategic, battery storage and anode materials.

●	Graphjet’s manufacturing technology provides up to an 83% reduction in carbon footprint and up to an 80% reduction in cost compared to traditional processes.

●	Graphjet’s proven, commercial and patented vertically integrated technologies produce graphite from palm kernels and then graphene from graphite:

○ Graphite is used in semiconductors, battery storage, and many other applications, ranking ahead of lithium as the key ingredient in the lithium-ion battery.

○ Graphene is a high-profile revolutionary new material known for its high conductivity, high strength and ultra-light weight. It has also been referred to as the “black gold” and the “king of new materials”.

●	Graphjet is backed by several strategic customers, including a $30 million offtake agreement with Toyoda.

●	The global market for graphite was $17.5B in 2022, and is projected to reach a market size of $25B in 2027, reflecting a CAGR of 7.3%.

Following the closing of the business combination between Graphjet and Energem, the combined company will operate as Graphjet Technology and will trade on the Nasdaq under the ticker “GTI.” Subject to the satisfaction or waiver of the other customary closing conditions, the business combination is expected to close on or about March 6, 2024.

About Graphjet Technology Sdn. Bhd.

Graphjet Technology Sdn. Bhd. was founded in 2019 in Malaysia as an innovative graphene and graphite producer. Graphjet Technology has the world’s first patented technology to recycle palm kernel shells generated in the production of palm seed oil to produce single layer graphene and artificial graphite. Graphjet’s sustainable production methods utilizing palm kernel shells, a waste agricultural product that is common in Malaysia, and is expected to set a new shift in graphite and graphene supply chain of the world. For more information, please visit https://www.graphjettech.com/.

About Energem Corp.

Energem Corp. is a blank check company formed for the purposes of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more energy and/or sustainable natural resource companies. In November 2021, Energem consummated a $115 million initial public offering of 11.5 million units (reflecting the underwriters’ full exercise of their over-allotment option), each unit consists of one Class A ordinary share and one redeemable warrant, each warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the graphite and graphene raw materials industry, including changes in demand and supply related to Graphjet’s products and services; (ii) Graphjet’s growth prospects and Graphjet’s market size; (iii) Graphjet projected financial and operational performance including relative to its competitors; (iv) new product and service offerings Graphjet may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to consummate the potential transaction successfully; (vi) the risk the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Energem’s securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of Energem; (viii) the effect of the announcement or pendency of the proposed business combination on Energem’s or Graphjet’s business relationships, performance and business generally; (ix) the outcome of any legal proceedings that be instituted against Energem or Graphjet related to the proposed business combination or any agreement related thereto; (x) the ability to maintain the listing of Energem on Nasdaq; (xi) the price of Energem’s securities, including volatility resulting from changes in the competitive and regulated industry in which Graphjet operates, variations in performance across competitors, changes in laws and regulations affecting Graphjet’s business and changes in the combined capital structure; (xii) the ability to implement business pans, forecasts, and other expectations after the completion of the proposed business combination and identify and realize additional opportunities; and (xiii) other statements regarding Energem’s or Graphjet’s expectations, hopes, beliefs, intentions and strategies regarding the future.

In addition, any statements that refer to projections forecasts or other characterizations of future events or circumstances, including any underlying assumptions are forward-looking statements. he words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties.

You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Energem’s Registration Statement on Form S-4, any proxy statement relating to the transaction filed by Energem with the SEC, other documents filed by Energem from time to time with SEC, and any risk factors made available to you in connection with Energem, Graphjet, and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Graphjet and Energem) and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Graphjet and Energem assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Graphjet and Energem gives any assurance that either Graphjet or Energem, respectively, will achieve its expectations.

Graphjet Technology Contacts

Investors

GraphjetIR@icrinc.com

Media

GraphjetPR@icrinc.com